HEALTHBRIDGE, INC.

2610-1066 West Hastings Street

Vancouver, British Columbia V6E 3X2

Canada

August 4, 2005

Ryan RohnDivision
of Corporate Finance450
Fifth Street, N.W.

United States Securities and Exchange CommissionWashington,
D.C. 20549-0405

Via Facsimile (202) 772-9359

      RE: Healthbridge, Inc.

      Form 10-KSB for Fiscal Year Ended December 31, 2004Filed
April 7, 2005

      File No. 000-30377

Dear Mr. Rohn:

Thank you for your comments dated July 18, 2005 related to our disclosure on Form 10-KSB for Healthbridge, Inc. (“Company”) for the year ended December 31, 2004.

On behalf of the Company, we submit this response letter electronically and by facsimile transmission.

Please direct copies of all responses and any additional comments to the following address and fax number:

      Nora Coccaro

      Chief Executive and Chief Financial OfficerHealthbridge,
Inc.2610-1066
West Hastings StreetVancouver,
British Columbia, Canada V6E 3X2

      Telephone: (604) 602-1717Facsimile:
(604) 687-6877

The following are our detailed responses to your comments.

Note 1 – Organization and Summary of Significant Accounting Policies, Intangible Assets, page F-13

1.

We note your response to comment 3 in our letter dated June 21, 2005. Specifically, we note that you have estimated patents to have an estimated useful life of ten years. Please provide us with the following information surrounding this change.

o	Please tell us whether your original determination that the patents had an indefinite was an error, and patents should have had a definite life of ten years from the date of acquisition. If this is the case, please tell us what consideration you gave to APB 20 regarding amending your Form 10-KSB for the fiscal year ended December 31, 2004 to restate your consolidated financial statements, including footnote disclosure, as it would appear that this determination would be the correction of an error in accordance with paragraph 13 of APB 20. If you believe the correction of this error to be immaterial to all periods impacted, quarterly and annual, please provide us with you detailed SAB 99 analysis.

o	If the determination that you patents have an estimated useful life of ten years is based on a change in events and circumstances that no longer support an indefinite useful life in accordance with paragraph 16 of SFAS 142:

o	Please provide us with a detailed description of the change in events and circumstances that lead you to no longer believe the patents have an indefinite life.

o Please tell us the result of your impairment test that is required to be performed upon such determination. o Please tell us the exact date or period in which this change occurred and the impact to your consolidated financial statements for the period of change and all subsequent periods, quarterly and annual. If you believe such change is immaterial please provide us with your detailed SAB 99 analysis regarding materiality of this change.

o	Based on the above determination, please clarify your footnote disclosure to your consolidated financial statements and your critical accounting policies section of MD&A regarding when you are/will test the patents for impairment. Intangible assets with indefinite lives are to be tested at least annually or more often if events and circumstances indicate in accordance with SFAS 142. Intangible assets with definite lives are to be tested for impairment in accordance with SFAS 144, which is whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Furthermore, your critical accounting policy for your patents should include a more detailed description of the assumptions and factors considered in testing the patents for impairment, as described in your response letter dated July 1, 2005.

o	Please tell us how you determined that your patents had an estimated useful life of ten years. Refer to paragraph 11 of SFAS 142 for guidance.

o	We note that you have not sold any additional products since the sale in the first quarter of 2004 through your quarter ended March 31, 2005. Please tell us whether you have received any new orders or contracts to purchase you product subsequent to the quarter ended March 31, 2005.

Response:

Please note, the Company has always maintained that its patents are intangible assets with definite lives. The disclosure did include language that identified the intangible assets as being amortized over their estimated useful lives. Therefore, we believe that the inadvertent absence of specific disclosure related to the ten year useful life expectancy for the patents was not an error as defined by paragraph 13 of APB 20.

Nonetheless, the Company intends to amend its 10-KSB filing for the period ended December 31, 2004 and in so doing will amend Note 1 – Organization and Summary of Significant Accounting Policies – Intangible Assets as follows:

      “Note 1 — Organization and Summary of Significant Accounting Policies

      Intangible Assets

The Company evaluates its intangible definite life patent assets in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets,” on an annual basis or whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable.

Costs associated with the acquisition of patents are capitalized and are reviewed annually by management for impairment. Such impairment is based on available information at the time such as projected cash flow analysis, sales orders and other information available to help management determine future realization of this asset. Management believes that the useful estimated life of the patent is 10 years.”

Further, the Company intends to amend the Critical Accounting Policies segment of the Company’s 10-KSB filing for the period ended December 31, 2004 to title a new section Valuation of Patents as follows:

      “Valuation of Patents

The Company believes that its accounting policy for determining the value attributed to its intangible assets or patents is critical as the valuation is primarily based on the patents generating future cash flows. The Company evaluates its intangible definite life patent assets for possible impairment on an annual basis or whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable.

        Our impairment analysis includes but is not limited to:

o	the expected use of our patents with consideration focused on projected sales and estimated cash flows from products sold and expected to be sold under the patents.

o the expected period required to obtain trademark and patent protection on an international basis. o the time required to organize manufacturing capacity and establish distribution channels. o the anticipated realization of financing commitments from significant shareholders or the general investment community. o the effects of obsolescence, demand, competition and other economic factors such as medical waste compliance issues for each potential market.

o our past experience in the medical waste disposal industry.

        The estimated useful life of the patents is ten years.”

The ten year determination of useful life was based on the anticipated time factors involved in successfully commercializing the technology considering intellectual property protections, obtaining manufacturing capacity, completing financing objectives to capitalize the development of the business and the advent of expected sales tempered by competitive technological advances in medical waste disposal developed by third parties over the useful life of the patents.

The Company is disappointed to report that there have been no sales of our waste disposal units since the first quarter of 2004 up until the date of this response to your comments.

Note 2 – Going Concern

2.

We note your response to comments 1 and 2 in our letter dated June 21, 2005 that you are going to amend your Form 10-KSB to include revised audit reports from your current and previous auditors that include an explanatory paragraph raising substantial doubt about your ability to continue as a going concern. Please also amend your Form 10-KSB for the fiscal year ended December 31, 2004 to provide robust disclosures regarding the substantial doubt about your ability to continue as a going concern. Specifically, please review your disclosure to include:

o The possible effects of such conditions and events.

o Your evaluation of the significance of the conditions and events and the mitigating factors. o Whether there is any possibility that you would discontinue operations. o Detailed description of your plans for dealing with the adverse effects of the conditions and events. o A discussion regarding the recoverability or classification of assets and liabilities.

        Refer to AU Section 341.10 for additional guidance.

Response:

The Company intends to amend its 10-KSB filing for the period ended December 31, 2004 and in so doing will amend Note 2 – Going Concern as follows:

      “Note 2 – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has no tangible assets, has had recurring operating losses, has accumulated operating losses of $6,078,814 as at December 31, 2004, and does not have an established source of revenue. The continuation of the Company’s operations is dependent upon the continuing financial support of creditors and stockholders, obtaining short and long term financing, and achieving profitability. These conditions and dependencies raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

Accordingly, the Company’s continued operation will require that it seek additional funds, either through sales and/or equity or debt financing, to finance operations. The successful outcome of these activities cannot be determined at this time, and there is no assurance that, if achieved, the Company would then have sufficient funds to execute its intended business plan or generate positive operating results. Should the Company fail to obtain additional funding it may be forced to discontinue operations due to an inability to pay employees, repay convertible note holders, vendors and consultants.”

Further, the Company intends to amend Item 6. Management Discussion and Analysis — Going Concern Opinion of the Company’s 10-KSB filing for the period ended December 31, 2004 as follows:

      “Going Concern Opinion

The Company’s audit expressed substantial doubt as to the Company’s ability to continue as a going concern as a result of reoccurring losses, lack of revenue generating activities and an accumulated deficit of $8,086,910 as of December 31, 2004. . The continuation of the Company’s operations is dependent upon the continuing financial support of creditors and stockholders, obtaining short and long term financing, and achieving profitability. These conditions and dependencies raise substantial doubt about the Company’s ability to continue as a going concern

Management’s plan to address the Company’s ability to continue as a going concern, include:(i) raising funds as either debt or equity; (ii) issuing common stock for services; (iii) obtaining loans from shareholders; and (iv) converting outstanding debt to equity.

The successful outcome of these activities cannot be determined at this time, and there is no assurance that, if achieved, the Company would then have sufficient funds to execute its intended business plan or generate positive operating results. Should the Company fail to obtain additional funding it may be forced to discontinue operations.”

Note 6 – Convertible Debentures, page F-17

3.

We note your response to comment 5 in our letter dated June 21, 2005 that you determined to classify you convertible debentures based on agreements to extend the respective maturity dates; however, this was not previously disclosed in your Form 10-KSB. Please tell us the date the extension agreements were signed. Please also tell us if you have filed these agreements as an exhibit to either a Form 8-K or a periodic filing. If you have, please us when the exhibit was filed. If you have not, please tell us why you do not believe the agreements are material.

Response:

The extension agreements were agreed upon by the respective note holders on March 31, 2005 and were to be attached as exhibits to the Form 10-KSB disclosure filed with the Commission on April 7, 2005. Unfortunately, the exhibits were inadvertently left off the Form 10-KSB and have not yet been attached to any periodic filing. The Company does intend to attach the extension agreements as exhibits to a Form 8-K filing or to our next periodic filing.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-KSB for the year ended December 31, 2004, please contact me. I may be reached at (604) 602-1717.

Sincerely,

/s/ Nora Coccaro

Nora CoccaroChief
Executive Officer